BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP
101 Arch Street
Boston, Massachusetts 02110-1106

February 28, 2006

Dear Limited Partner:

As you are aware, a bidder has made an offer to purchase units of limited partnership interest (“Units”) of Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership., a Massachusetts limited partnership (the "Partnership").

Anise, L.L.C., a Missouri limited liability company, has made an offer (the "Anise Offer") to purchase Units for a cash purchase price of $172.00 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 9,500 Units of Limited Partnership Interests in Boston Financial Qualified Housing Tax Credits L.P. IV" dated February 21, 2006.

Based on the factors listed below, the Managing General Partner is RECOMMENDING AGAINST tendering Units with respect to the Anise Offer. The Managing General Partner believes that Limited Partners should carefully consider, with the assistance of their financial advisors, the following factors in making their own decision about whether to accept or reject the Anise Offer:

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Now that the primary purpose of the Partnership in obtaining tax credits has been achieved, the Managing General Partner has filed with the Securities and Exchange Commission preliminary consent solicitation materials seeking Limited Partner approval to liquidate and dissolve the Partnership and pay the Limited Partners their final cash distribution, which is estimated to be between $172.25 and $402.20 per Unit. The Anise Offer is for less than the low end of this estimated range.

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Anise evidently believes that there is an upside potential above the low end of the estimated liquidation value range, and is seeking to profit by offering what Anise knows to be, and acknowledges in its offer materials is, the lowest end of the estimated liquidation value range. If the liquidation proceeds exceed the lowest end of the estimated liquidation value range, Anise will capture that extra value for itself.

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To help decide whether to pursue the liquidation and dissolution plan, the Managing General Partner estimated the potential sales values of the assets of the Partnership and the expected net sales proceeds to the Partnership. The Managing General Partner reviewed the income generating capabilities of these assets and then valued them on the basis of their projected incomes, taking into account appropriate disposition methodologies based upon the various regulatory restrictions associated with each such asset. Factors that affect the value of the Partnership’s assets, such as market conditions, tax legislation, capitalization and interest rates, change over time and the Managing General Partner cannot predict those changes or give assurances that future estimates of value will be the same. As the likely disposition date approaches and a thorough examination of the specific factors that affect each asset is made, the appropriate sales price is established. This is an estimate based only upon an internal analysis of the portfolio. It is not based upon secondary market activity of the limited partnership units nor of the assets of the Partnership and does not reflect or constitute an independent appraisal or valuation study. There can be no assurance that the stated value could or would be obtained in the event of liquidation. However, based upon the Managing General Partner’s experience and familiarity with the markets for conventional multifamily housing and government assisted low income housing, the Managing General Partner is of the view that its estimates of values for the properties reflect a reasonable range of expected sale prices should the assets be marketed and sold.

Based upon the foregoing, the distribution of estimated liquidation proceeds pursuant to the Partnership Agreement is depicted below:

ESTIMATED SOURCES OF FUNDS	LOW	HIGH
Estimated Distributions from Estimated Residual Proceeds from Sales of Properties	$7,868,455	$23,605,364
Current Unaudited Cash and Cash Equivalents (through 12/31/05)	$4,318,529	$4,318,529
TOTAL ESTIMATED SOURCE OF FUNDS	$12,186,984	$27,923,893

ESTIMATED USES OF FUNDS
Estimated Solicitation/Communication Expenses	$210,000	$235,000
Estimated Liquidation and Dissolution Costs	$256,000	$322,000
TOTAL ESTIMATED USES OF FUNDS	$466,000	$557,000

ESTIMATED LIQUIDATION PROCEEDS BEFORE TAXES	$11,720,984	$27,366,893

ESTIMATED PER INVESTMENT UNIT (Based on total of 68,043 investment units)	$172.25	$402.20

While the Managing General Partner believes the assumptions upon which it has relied are reasonable and provided in good faith based on its experience and knowledge of the assets and their markets, the Managing General Partner cannot and is not providing any assurance that the actual proceeds received for the Partnership assets will be within estimated ranges or that expenses associated with such dispositions will fall within the range estimates provided. Actual sale prices may be lower than estimated by a significant amount.

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Anise is a member of a group of dissident Limited Partners (the “Park Group”) on whose behalf Park G.P., Inc. recently filed preliminary consent solicitation materials with the Securities and Exchange Commission to attempt to remove the current General Partners of the Partnership and elect a member of the group as general partner. The Managing General Partner strongly believes that the Park Group is trying to take control of the Partnership for its own special agenda and that its agenda is contrary to the best interests of the Limited Partners other than the Park Group. The Park Group may be differently situated from most other Limited Partners, and may have different tax and other considerations that may cause it to act contrary to the interests of the other Limited Partners.

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Certain members of the dissident group of which Anise is a member are controlled by an individual named David L. Johnson. In March of 2002, a federal court civil jury found that Mr. Johnson committed fraud and breach of fiduciary duty in his dealings with limited partnerships managed by companies controlled by Mr. Johnson. In addition to an award of compensatory damages, a jury awarded $1.6 million in punitive damages against Mr. Johnson, and several companies that Mr. Johnson controlled were removed as general partners of the limited partnerships. (National Corporate Tax Credit Fund et al. v. Bond Purchase, L.L.C., et al.).[1]

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In April 1998, the Court of Appeals of Missouri ruled that a company owned by Mr. Johnson and his wife had attempted to “play fast and loose with the court” in that company’s maneuvers to increase its voting control over a publicly traded real estate partnership. The court also ruled that Mr. Johnson’s company’s actions “epitomize a lack of good faith in the subject matter of the suit” and that his company “is also barred [from obtaining the requested relief] by its unclean hands.” (State of Missouri ex. Rel. Kelcor, Inc. v. The Nooney Realty Trust, Inc.)

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The Anise Offer is a partial tender offer. If the Anise Offer is oversubscribed, Anise will accept tendered Units on a pro rata basis, which means that Limited Partners who tender all of the Units they own may still remain as Limited Partners of the Partnership. If Limited Partners tender their Units, the Park Group may own more than 44% of the Units and may seek to control the Partnership.

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Indeed, Anise acknowledges that one of the reasons it is making the tender offer is to acquire additional Units to try to remove the General Partners and elect a new general partner who is a member of the Park Group. The Managing General Partner believes that the Park Group has its own agenda that is not in the best interests of the other Limited Partners.

1 The Park Group’s consent solicitation materials note that, after the jury finding and pending appeal, the parties to the litigation settled their disputes and, following the settlement, the court vacated the judgment. However, those subsequent events do not change the fact that the jury that viewed the evidence found that Mr. Johnson committed fraud and that he acted with “malice, oppression or fraud.”

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Anise’s statement that the General Partners’ affiliate will receive an “undisclosed fee” in connection with Leawood Manor is inaccurate and misleading. The fees Anise refers to will not be paid unless the property is sold for an amount that exceeds the sum of the debts and liabilities of the Leawood local limited partnership plus the amount of the adjusted capital contributions of the partners of the Leawood local limited partnership. The Managing General Partner believes it is unlikely that the sales price will exceed that amount.

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The Partnership Agreement gives the Managing General Partner the right, on behalf of the Partnership, to impose restrictions or refuse to permit the transfer of Units without an opinion of counsel that the transfer will not result in material adverse tax consequences to the Partners. The Managing General Partner, on behalf of the Partnership, therefore may require Anise to provide such an opinion of counsel in a form satisfactory to the Managing General Partner before permitting the transfer of Units pursuant to the Anise Offer.

-	Unit holders who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any sale of the Partnership’s properties.

-	Unit holders who tender their Units will forego the benefit of any future income and loss allocations from the Partnership with respect to such Units.

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Neither the Partnership nor, to the Managing General Partner’s knowledge, the Offeror has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Anise Offer is fair.

-	Certain Unit holders who tender their Units could recognize a taxable gain upon sale of their Units.

Neither the Partnership nor the General Partners of the Partnership currently intends to tender or sell any Units that are held of record or beneficially owned by them pursuant to the Anise Offer.

Given that Anise is a member of the Park Group and that the Park is seeking to remove the Managing General Partner, the Managing General Partner has an interest in making its recommendation that Limited Partners reject the Anise Offer. However, the Managing General Partner has a fiduciary obligation to act in the best interest of the Partnership, and believes that it is doing so by recommending that Limited Partners reject the Anise Offer.

Although we recommend against tendering Units in the Anise Offer, Unit holders should consult their advisors regarding their individual financial, tax, legal and other consequences of the Anise Offer.

A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Anise Offer. Limited partners are advised to carefully read the Schedule 14D-9.

Should you have any questions concerning Anise Offer, please call ACS Securities Services, Inc. at (800) 823-4828 between 9:00 a.m. and 5:00 p.m. Central Standard Time

Sincerely,

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP

By:	Arch Street VIII, Inc., its Managing General Partner

By:	/s/ Michael H. Gladstone
Name: Michael H. Gladstone
Title: Vice President